Confidential

28, April 2014

Board of Directors

China Ceramics Co. Ltd

Craigmur Chambers

Road Town

Tortola, British Virgin Islands

Dear Board Members

It was a great pleasure to serve as a member of the Board. I have made contribution and also learned a great deal of business matter from all of you.

Unfortunately my other responsibility demanding so much my time so that I have to officially tendering my resignation from the Board of Directors effective at April 28 of 2014.

The Best wishes to all of you and trust that CCCL will be successful years ahead.

Sincerely yours

Su Peizhi
/s/ Su Peizhi